BASTA HOLDING CORP.
1111 Kane Concourse
Suite 518
Bay Harbor Islands, FL 33154

September 11, 2014

Ernest Greene, CPA
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Basta Holdings Corp.
Item 4.01 Form 8-K
SEC File No.: 333-185572

Dear Mr. Greene:

In response to the comment letter which we received from the SEC which referenced the 8-k which Basta Holdings Corp. (the “Company filed on September 8, 2014, the Company has filed an amended 8-K which incorporates the comments you requested in your September 10, 2014 letter. With that filing and this letter, we trust that the Company has fully responded to your letter. On behalf of the Company, and as President of the Company, please be advised that we hereby acknowledged that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Jacob Gitman
Jacob Gitman
President Basta Holdings Corp.